November 8, 2010

Mr. Mark J. Parrell
Chief Financial Officer
Equity Residential
Two North Riverside Plaza
Chicago, Illinois 60606

      Re: Equity Residential
              Form 10-K for the year ended 12/31/2009
              Filed 2/25/2010
              Proxy Statement on Schedule 14A
              Filed 4/15/2010
              File Nos. 001-12252

Dear Mr. Mark J. Parrell:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                              Sincerely,

                              Cicely LaMothe
                              Branch Chief